U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-34427

TRI-TECH HOLDING INC.

Tri-Tech Holding Inc.

#1205 Tower B, Haidian Cultural and Arts Building

Jia 28 Zhongguancun St. Haidian District, Beijing 100086

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On January 22, 2016, at the recommendation of the Compensation Committee, the Board of Directors (the “Board”) of the Company approved the issuance of a total of 803,140 options with exercise price of equal to the fair value of the Company’s ordinary shares as of January 22, 2016, to the following officers, directors and employees of the Company:

Name	Number of Options
Warren Zhao	330,000
Peter Dong	283,140
Qun Wang	50,000
Yan Liu	50,000
Peiyao Zhang	30,000
Ming Zhu	30,000
Chunyu Gao	30,000
Total	803,140

All options were vested on January 22, 2016 in a lump sum. As sporadic trading of the ordinary shares of the Company made it difficult to obtain an accurate valuation based on trading price of the ordinary shares on January 22, 2016, after the Compensation Committee reviewed information about the intrinsic value of the Company, it believed that $0.18 per share reflected the fair value of the Company’s stock on January 22, 2016, which amount exceeded the then-current trading price of the Company’s stock. The Board approved the aforesaid price to be the exercise price of the options on May 12, 2016, and ratified its effectiveness as of January 22, 2016.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRI-TECH HOLDING INC.

By:	/s/ Peter Dong
Name: Peter Dong Its: Chief Executive Officer

Dated: June 27, 2016